PRELIMINARY & TENTATIVE




[Date]

Oppenheimer Bond Fund
3410 South Galena Street
Denver, CO 80231

Oppenheimer Series Fund, Inc.
2 World Trade Center
New York, NY 10048

Gentlemen:

You have requested our opinion on certain federal income tax consequences of the Agreement and Plan of Reorganization (the "Agreement") between Oppenheimer Integrity Funds on behalf of Oppenheimer Bond Fund ("Bond Fund") and Oppenheimer Series Fund, Inc. (the "Company") on behalf of Connecticut Mutual Liquid Account ("Income Fund"), a series of the Company, as more fully described below. We have not considered any non-income tax, or state, local or foreign income tax consequences, and, therefore, do not express an opinion regarding the treatment that would be given the transaction by the applicable authorities on any non-income tax or any state, local or foreign tax issue. We also express no opinion on nontax issues, such as corporate law or securities law matters. We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In rendering our opinion, we have relied upon the facts as described below; the information contained in the Agreement between Bond Fund and Income Fund dated March 1, 1996; certain representations in the Arthur Andersen LLP arrangement dated January 26, 1996; the Representation letter dated [______________________]; and the Arthur Andersen LLP technical memorandum dated February 1, 1996. You have represented to us that we have been provided all of the facts and assumptions necessary for us to form our opinion; however, we have not independently audited or otherwise verified any of these facts or assumptions.

Proposed Transactions

Bond Fund and Income Fund have entered into an Agreement dated March 1, 1996, to be effective as of closing, ______________________. The
Agreement consists of the acquisition by Bond Fund of substantially all the assets of Income Fund in exchange for voting shares of Bond Fund and the assumption by the Bond Fund of certain liabilities of Income Fund, in accordance with the Agreement.

Immediately prior to the valuation of Income Fund's assets, Income Fund shall declare and pay dividends which, together with all previous

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dividends, shall have the effect of distributing to the Income Fund shareholders of all Income Fund's investment company taxable income for taxable years ending on or prior to the closing date and all of Income Fund's net capital gain realized, if any, in taxable years ending on or prior to the closing date.

Under the Agreement, Income Fund will retain a cash reserve of an amount in its discretion, to be used for the payment of expenses associated with its dissolution and for the payment of certain Income Fund liabilities not assumed in the transaction. The reserve shall not exceed 1% of the value of the net assets, nor 10% in value of the gross assets of Income Fund on the day prior to the closing. Within one year after closing, Income Fund will pay all outstanding liabilities and taxes from its cash reserve, and, either transfer any remaining funds to Bond Fund or to Income Fund's prior shareholders depending upon materiality of the amount.

As soon as practicable after the closing, Income Fund will distribute to the shareholders of Income Fund on a pro rata basis the shares of Bond Fund received.

Each party has been advised by Massachusetts Mutual Life Insurance Company that it will assume liability for and pay all expenses associated with this reorganization including legal and accounting expenses as well as the costs of required tax opinions.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon, may require a modification of all or a part of this opinion.

Premise of Opinion

Our opinion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the regulations thereunder, reported judicial decisions, and the current position of the Internal Revenue Services (the "IRS") in such matters as reflected in published and private rulings as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the Code, Treasury Regulations, Internal Revenue Service rulings or releases, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for changes in above-listed law and authority occurring after the above date.

The opinions expressed herein reflect what we regard to be the material federal income tax effects to Bond Fund, Income Fund and their respective shareholders of the transaction described herein; nevertheless, they are opinions only and should not be taken as an assurance of the ultimate tax treatment.



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The opinions expressed herein are not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to any of the opinions expressed therein. Should the IRS challenge the tax treatment of the merger, we believe that the treatment set forth in our opinion would prevail.

Our opinion is as of [_________________] and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

Our opinions set forth below are subject to the following factual assumptions being true and correct (including statements relating to future actions and facts represented to be to the best knowledge of management, whether or not known). Authorized representatives of Bond Fund and Income Fund have represented to us by letters of even date herewith that the following assumptions are true and correct:

     1. There is no plan or intention by any fund shareholder who owns 5% or more of Income Fund's outstanding shares, and, to Income Fund's best knowledge, there is no plan or intention on the part of the remaining fund shareholders, to redeem, sell, exchange or otherwise dispose of a number of Bond Fund shares received in the transaction that would reduce Income Fund shareholders' ownership of Bond Fund shares to a number of shares having a value, as of the closing date, of less than 50% of the value of all of the formerly outstanding fund shares as of the same date.

     2. Both Bond Fund and Income Fund will qualify as regulated investment companies or will meet the diversification test of
          Section 368(a)(2)(F)(ii) of the Code.

     3. After the consummation of the transactions under the Agreement, Bond Fund intends to operate its business in a substantially unchanged manner and to continue the historic business of Income Fund.

     4. Bond Fund has no plan or intention to dispose of any of the assets transferred by Income Fund, other than in the ordinary course of business.

     5. Bond Fund has no plan or intention to redeem or reacquire any of the shares issued by it in the reorganization other than pursuant to valid requests of shareholders.






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Federal Income Tax Consequences of the Proposed Merger

Our opinion expressed below is addressed only to those federal income tax aspects relating to the merger which in our judgment are material to Bond Fund, Income Fund and their respective shareholders. On the basis of andsubject to the foregoing and in reliance upon the representations described above, and provided that any statement of fact represented to be made to the best knowledge of management of Income Fund or Bond Fund is in fact true and correct (whether or not known), we are of the opinion that

     1. The transfer of substantially all of Income Fund's assets in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of Income Fund followed by the distribution by Income Fund of Class A and Class B shares of Bond Fund to the Income Fund shareholders in exchange for their Income Fund shares will constitute a "reorganization" within the meaning of Section 368(a)(1) of the Code and Income Fund and Bond Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

     2. Pursuant to Section 1032 of the Code, no gain or loss will be recognized by Bond Fund upon the receipt of the assets of Income Fund solely in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of the identified liabilities of Income Fund.

     3. Pursuant to Section 361(a) of the Code, no gain or loss will be recognized by Income Fund upon the transfer of the assets of Income Fund to Bond Fund in exchange for Class A and Class B shares of Bond Fund and the assumption by Bond Fund of certain identified liabilities of Income Fund or upon the distribution of Class A and Class B shares of Bond Fund to Income Fund shareholders in exchange for Income Fund shares.

     4. Pursuant to Section 354(a) of the Code, no gain or loss will be recognized by Income Fund shareholders upon the exchange of Income Fund shares for the Class A and Class B shares of Bond Fund.

     5. Pursuant to Section 358 of the Code, the aggregate tax basis for Class A and Class B shares of Bond Fund received by each Income Fund shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of Income Fund shares held by each such Income Fund shareholder immediately prior to the Reorganization.





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     6.   Pursuant to Section 1223 of the Code, the holding period of
     Class A and Class B shares of Bond Fund to be received by each Income Fund shareholder will include the period during which Income Fund shares surrendered in exchange therefor were held (provided such Income Fund shares were held as capital assets on the date of the Reorganization).

     7. Pursuant to Section 362(b) of the Code, the tax basis of the assets of Income Fund acquired by Bond Fund will be the same as the tax basis of such assets of Income Fund immediately prior to the Reorganization.

     8. Pursuant to Section 1223 of the Code, the holding period of the assets of Income Fund in the hands of Bond Fund will include the period during which those assets were held by Income Fund.

     9. Bond Fund will succeed to and take into account the items of Income Fund described in Section 381(c) of the Code, including the earnings and profits, or deficit in earnings and profits, of Income Fund as of the date of the transactions. Bond Fund will take these items into account subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and applicable regulations thereunder.

However, in the event that any of the remaining cash reserve of Income Fund is distributed to Income Fund's shareholders, gain will be realized by each of Income Fund's shareholders and recognized under Section 356(a)(1) of the Code to the extent of the cash received.

No opinion is expressed about the tax treatment of the transaction under any other provisions of the Code and regulations or about the tax treatment of any conditions existing at the time of, or effects from, the transaction that are not specifically covered by the above opinion. These opinions are solely for the benefit of Bond Fund, Income Fund and their respective shareholders and are not intended to be relied upon by anyone other than those parties specified. Except to the extent expressly permitted hereby, and without the prior written consent of this firm, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity. Any other party receiving a copy of this letter may consult and rely upon the advice of his/her/its own counsel, accountant or other advisor.


ARTHUR ANDERSEN LLP

cc:  P. Michael Baldasaro, New York

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